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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

       Universal Broadband Networks, Inc. f/k/a Interjet Net Corp. et al.
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                                (Name of Issuer)

                          Common Stock, Par Value $.001
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                         (Title of Class of Securities)

                                   91338Q 10 4
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                                 (CUSIP Number)

                                  Mary E. Blake
                            3419 Via Lido, Suite 129
                             Newport Beach, CA 92663
                                 (949) 723-0514

                                 with a copy to

                              April E. Frisby Esq.
                                 Weed & Co. L.P.
                        4695 MacArthur Court, Suite 1450
                             Newport Beach, CA 92660
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                June 17, 1999, March 21, 2000, September 13, 2000
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             (Date of Event which Requires Filing of this Statement)
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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 91338Q 10 4
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1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only).

Mary Elizabeth Blake
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
(a).............................................................................
(b).............................................................................
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3.   SEC Use Only...............................................................
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4.   Source of Funds (See Instructions)

Not applicable
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e) ...................................................................
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6.   Citizenship or Place of Organization

United States of America
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Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power: 8,468,531 shares at June 17, 1999, 8,253,406 shares at March 21, 2000, 5,831,626 shares at September 13, 2000

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8.   Shared Voting Power: 0

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9.   Sole Dispositive Power: 8,468,531 shares at June 17, 1999, 8,253,406 shares at March 21, 2000, 5,831,626 shares at September 13, 2000

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10.  Shared Dispositive Power: 0

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 8,468,531
     shares at June 17, 1999, 8,253,406 shares at March 21, 2000, 5,831,626 shares at September 13, 2000

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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions) Not applicable.

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13.  Percent of Class Represented by Amount in Row (11): 49% at June 17, 1999,
     41% at March 21, 2000, 28% at September 13, 2000

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14.  Type of Reporting Person (See Instructions): IN


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ITEM 1.                Security and Issuer
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         Common Stock, Par Value, $.001
         Universal Broadband Networks, Inc.
         1030 Main Street, 5th Floor
         Irvine, CA 92612

ITEM 2.                Identity and Background
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         (a)  Name:  Mary Elizabeth Blake

         (b)  Residence or business address:
         3419 Via Lido, Suite 129
         Newport Beach, CA 92663

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

         None

         (d,e)         Legal Proceedings

         During the last five years, Ms. Blake has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, Ms. Blake has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)           Citizenship:

         U.S.A.- State of California

ITEM 3.           Source and Amount of Funds or Other Consideration
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         Not Applicable.

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ITEM 4.                Purpose of Transaction
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         On June 17, 1999, Ms. Blake sold an aggregate of 105,000 shares of common stock of the issuer on the open market at a purchase price of $2.81 per share.

         On March 21, 2000, Ms. Blake sold an aggregate of 18,225 shares of common stock of the issuer on the open market at a purchase price of $13.50 per share.

         On September 13, 2000, Ms. Blake resigned from the issuer's board of directors and surrendered to the company for cancellation 2,250,000 shares of common stock and 350,000 stock options. Universal Broadband Networks, Inc. filed for Chapter 11 bankruptcy on October 31, 2000.

ITEM 5.                Interest in Securities of the Issuer
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         (a) Out of 17,183,756 shares of Universal Broadband Networks, Inc.
         outstanding (based on information from Universal Broadband's Form 10-KSB for the year ended March 31, 1999), Ms. Blake owned 8,468,531 shares, or approximately 49% of the outstanding common stock, at June 17, 1999. Out of approximately 20,061,340 shares of Universal Broadband outstanding (based on information from Universal Broadband's Form 10-QSB for the quarterly period ended December 31, 1999), Ms. Blake owned 8,253,406 shares, or approximately 41% of the outstanding common stock, at March 21, 2000. Out of approximately 20,859,095 shares of Universal Broadband outstanding (based on information from Universal Broadband's Form 10-QSB for the quarterly period ended June 30, 2000), Ms. Blake owned 5,831,626 shares, or approximately 28% of the outstanding common stock, at September 13, 2000.

            (b) Ms. Blake had the sole power to vote and dispose of the shares described in paragraph (a).
            (c)  Not applicable.
            (d)  Not applicable.
            (e)  Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
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         None.

ITEM 7.                Material to Be Filed as Exhibits
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         None.


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                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. May 14, 2001
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Date

/s/Mary E. Blake
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Signature

Mary E. Blake
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Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)